Mail Stop: 3628
                                                           April 24, 2018


Via E-mail
Timothy D. Hart
Senior Vice President
First National Bank of Omaha
1620 Dodge Street
Stop Code 3271
Omaha, Nebraska 68197

       Re:       First National Master Note Trust
                 Form 10-K for Fiscal Year Ended December 31, 2017 Filed March 29, 2018
                 File No. 333-140273-01

Dear Mr. Hart:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Exhibit 34.1

   1. We note that the Independent Registered Public Accounting Firm Attestation Report
      prepared by Deloitte & Touche LLP lists Items 1122(d)(4)(xi), 1122(d)(4)(xii), and Item
      1122(d)(4)(xiii) as inapplicable servicing criteria. The corresponding Report on
      Assessment of Compliance with Servicing Criteria filed by First National Bank of Omaha as Exhibit 33.1 does not indicate that these servicing criteria were inapplicable to the
      Platform for the subject reporting period. Please revise as necessary to reconcile these reports.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Timothy D. Hart
First National Bank of Omaha
April 24, 2018
Page 2

       Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3850 if you have questions.


                                                         Sincerely,

                                                         /s/ Katherine Hsu

                                                         Katherine Hsu
                                                         Office Chief
                                                         Office of Structured
Finance

cc:    Lori Neimeyer, First National Bank of Omaha
       Mark Ellis, Kutak Rock